                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)


                          Frequency Electronics, Inc.
                    ---------------------------------------
                               (Name of Issuer)


                            Shares of Common Stock
   -------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   358010106
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               September 18, 1995
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 358010106

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

- --------------------------------------------------------------------------------

(3)  SEC Use Only

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

- --------------------------------------------------------------------------------

     Number of Shares        (7)  Sole Voting Power
     Beneficially Owned           -----------------
     by Each Reporting
     Person With             (8)  Shared Voting Power
                                  -------------------
                                  521,850

                             (9)  Sole Dispositive Power
                                  ----------------------

                             (10) Shared Dispositive Power
                                  ------------------------
                                  521,850

- --------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                  521,850

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  Approximately 10.4%

- --------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)      HC, CO

- --------------------------------------------------------------------------------

                                    2 of 7

                                 CUSIP NO. 358010106

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

- --------------------------------------------------------------------------------

(3)  SEC Use Only

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization      Delaware
                                               --------

- --------------------------------------------------------------------------------

     Number of Shares        (7)  Sole Voting Power
     Beneficially Owned           -----------------
     by Each Reporting
     Person With             (8)  Shared Voting Power
                                  -------------------
                                  521,850

                             (9)  Sole Dispositive Power
                                  ----------------------

                             (10) Shared Dispositive Power
                                  ------------------------
                                  521,850

- --------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                  521,850

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)  Approximately 10.4%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)            CO

- --------------------------------------------------------------------------------

                                    3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 2 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1992, AS AMENDED BY AMENDMENT NO. 1 DATED MARCH 31, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         -----------------------

         (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of FEI or in connection with, or as a participant in, any transaction having such purpose or effect.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) FAEH owns all 521,850 Shares indirectly through FAE. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:


                                                Percentage of
                             Shares                Shares
                           Beneficially         Beneficially
            Person            Owned                 Owned
            ------         ------------         -------------

            FAEH             521,850                 10.4%

            FAE              521,850                 10.4%


         (b) FAEH shares voting power and dispositive power with respect to the 521,850 Shares with FAE.


                                    4 of 7

     (c) Schedule II, attached hereto, describes all transactions by FAEH and FAE, or to the knowledge of FAEH and FAE, any of the persons listed on Schedule I, in Shares effected during the past 60 days.


                                    5 of 7

                                   SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 27, 1995

                  FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                  BY:         Michael S. Paquette
                       --------------------------------
                  Name:       Michael S. Paquette
                  Title:      Vice President and
                               Controller


                  FUND AMERICAN ENTERPRISES, INC.


                  BY:         Terry L. Baxter
                      ---------------------------------
                  Name:       Terry L. Baxter
                  Title:      President and Secretary

                                    6 of 7

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

  Sales of Shares of Common Stock of Frequency Electronics, Inc. by the Reporting Persons and by persons listed in Schedule I within the last 60 days.



  Sold by             Date             Number Sold             Unit Price
  -------             -----            -----------             ----------
   FAE               9/14/95              5,000                  4.5350
   FAE               9/18/95             22,200                  4.8176

                                    7 of 7